1934 Act Registration No. 1-14700

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2017

Taiwan Semiconductor Manufacturing Company Ltd.

(Translation of Registrant’s Name Into English)

No. 8, Li-Hsin Rd. 6,

Hsinchu Science Park,

Taiwan

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒             Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐            No  ☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:             .)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.

Date: April 10, 2017	By	/s/ Lora Ho
Lora Ho
Senior Vice President & Chief Financial Officer

TSMC March 2017 Revenue Report

Hsinchu, Taiwan, R.O.C. – April 10, 2017 - TSMC (TWSE: 2330, NYSE: TSM) today announced its net revenues for March 2017: On a consolidated basis, revenues for March 2017 were approximately NT$85.88 billion, an increase of 20.2 percent from February 2017 and an increase of 17.5 percent from March 2016. Revenues for January through March 2017 totaled NT$233.91 billion, an increase of 14.9 percent compared to the same period in 2016.

Due to a stronger-than-expected appreciation of the NT dollar against the US dollar (US$1 to NT$32 vs US$1 to NT$31.16) during the January-March period, our three-month revenue was reduced by approximately NT$6 billion.

TSMC March Revenue Report (Consolidated):

(Unit:NT$ million)
Period	March 2017	February 2017	M-o-M Increase (Decrease) %	March 2016	Y-o-Y Increase (Decrease) %	January to March 2017	January to March 2016	Y-o-Y Increase (Decrease) %

Net Revenues	85,875	71,423	20.2	73,089	17.5	233,914	203,495	14.9

TSMC Spokesperson: Lora Ho Senior VP & CFO Tel: 886-3-505-4602	TSMC Acting Spokesperson: Elizabeth Sun Senior Director Corporate Communication Division Tel: 886-3-568-2085 Mobile: 886-988-937999 E-Mail: elizabeth_sun@tsmc.com	For Further Information: Michael Kramer Project Manager PR Department Tel: 886-3-563-6688 Ext. 7125031 Mobile: 886-988-931352 E-Mail: pdkramer@tsmc.com

Taiwan Semiconductor Manufacturing Company Limited

This is to report the changes or status of 1) sales volume, 2) funds lent to other parties, 3) endorsements and guarantees, and 4) financial derivative transactions for the period of March 2017.

1.	Sales volume (in NT$ thousands)

Period	Items	2017	2016

Mar.	Net sales	85,875,181	73,088,805
Jan. - Mar.	Net sales	233,914,400	203,495,361

2.	Funds lent to other parties (in NT$ thousands)

Lending Company	Limit of lending	Amount Drawn
		Bal. as of period end

TSMC China*	40,756,715	5,508,625
TSMC Global**	250,545,877	6,074,000

*	The borrower is TSMC Nanjing, a wholly-owned subsidiary of TSMC.
**	The borrower is TSMC , the parent company of TSMC Global.

3.	Endorsements and guarantees (in NT$ thousands):

Guarantor	Limit of guarantee	Amount
		Bal. as of period end

TSMC*	347,312,065	37,452,688

*	The guarantees were provided to TSMC Global and TSMC North America, which are both wholly-owned subsidiaries of TSMC.

4.	Financial derivative transactions (in NT$ thousands)

For assets / liabilities denominated in foreign currencies.

•	TSMC

		Forward	Swap

Margin Payment		—	—
Premium Income (Expense)		—	—
Outstanding Contracts	Notional Amount	23,279,654	—
	Mark to Market Profit/Loss	(70,969)	—
	Unrealized Profit/Loss	(148,621)	(10,977)
Expired Contracts	Notional Amount	86,589,034	21,818,981
	Realized Profit/Loss	390,927	7,899
Equity price linked product (Y/N)		N	N

•	TSMC China

		Forward

Margin Payment		—
Premium Income (Expense)		—
Outstanding Contracts	Notional Amount	8,837,563
	Mark to Market Profit/Loss	11,193
	Unrealized Profit/Loss	33,219
Expired Contracts	Notional Amount	22,945,791
	Realized Profit/Loss	77,997
Equity price linked product (Y/N)		N

•	VisEra Tech

		Forward

Margin Payment		—
Premium Income (Expense)		—
Outstanding Contracts	Notional Amount	245,033
	Mark to Market Profit/Loss	2,222
	Unrealized Profit/Loss	6,767
Expired Contracts	Notional Amount	1,077,082
	Realized Profit/Loss	14,819
Equity price linked product (Y/N)		N

•	TSMC Nanjing

		Forward	Hybrid instruments entirely measured at fair-value-through- profit-or-loss under designation

Margin Payment		—	—
Premium Income (Expense)		—	—
Outstanding Contracts	Notional Amount	197,695	5,465,725
	Mark to Market Profit/Loss	191	28,429
	Unrealized Profit/Loss	187	9,284
Expired Contracts	Notional Amount	739,340	7,518,250
	Realized Profit/Loss	922	40,850
Equity price linked product (Y/N)		N	N

•	TSMC Global

		Future
Margin Payment		(24,142)
Premium Income (Expense)		—
Outstanding Contracts	Notional Amount	1,591,388
	Mark to Market Profit/Loss	1,936,821
	Unrealized Profit/Loss	(9,380)
Expired Contracts	Notional Amount	2,754,559
	Realized Profit/Loss	(6,399)
Equity price linked product (Y/N)		N